August 8, 2013

VIA EDGAR

John Reynolds.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Technical Systems, Inc.
Form 10-K for Fiscal Year Ended January 31, 2013
Filed April 30, 2013
File No. 001-34882

Dear Mr. Reynolds:

We acknowledge receipt of the letter of comment from the staff of the Division of Corporation Finance with regard to the above-referenced filing.  We have repeated the Staff's comment below, followed by our response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.                   We note that revenues for the fiscal year ended January 31, 2013 increased by 18.8% as compared to the prior fiscal year. Please confirm that in future filings you will provide a narrative discussion of the extent to which material increases in net sales or revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, as required by Item 303(a)(3)(iii) of Regulation S-K. Please also confirm that in future filings you will provide a more detailed discussion of the significant components of reported income from continuing operations, including, if applicable, by quantifying the components of selling, general and administrative expenses and the cost of sales. Please provide us with draft disclosure in your response.

We confirm that in future filings we will provide a narrative discussion of the extent to which material increases in net sales or revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold, or to the introduction of new products or services, as required by Item 303(a)(3)(iii) of Regulation S-K.

We confirm that in future filings we will provide a more detailed discussion of the significant components of reported income from continuing operations, including, if applicable, by quantifying the components of selling, general and administrative expenses and the cost of sales.  We have provided below a draft disclosure incorporating those concepts for your review:

Division of Corporation Finance
August 8, 2013

Revenues

REVENUES
Years ended January 31,	2014		2013
(Dollars in thousands)
Total revenues	$	[●]	$184,547

For the year ended January 31, 2014, revenues increased by $[●] million, or [●] % as compared to the prior year.  Of this amount, $[●] million or [●] % of this increase was derived from new businesses acquired in fiscal 2013 and 2014, and $[●] million or [●] % of this increase was derived from organic growth of businesses held through both periods.  The organic growth was driven primarily by [increase in overall number of jobs/increase in the size of average jobs/average price increases], particularly in the [●]  and [●] markets.  The increase in [number of jobs/size of jobs] was primarily attributable to [●].  These increases were, offset by [●].

Gross profit

GROSS PROFIT
Years ended January 31,	2014			2013
(Dollars in thousands)

Total	$	[●]		$48,708
% to total revenues		[●]	%	26.4%

For the year ended January 31, 2014, gross profit increased by $[●] million or [●]%. This increase was primarily a result of the change in [revenue/costs of goods/asset utilization] that we experienced in connection with [●].

Selling General and Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE
Years ended January 31,	2014			2013
(Dollars in thousands)

Total	$	[●]		$35,779
% to total revenues		[●]	%	19.4%

For the year ended January 31, 2014, selling, general and administrative expenses increased by $[●] million, or [●]%. Selling expenses increased from $[●] to $[●] or [●]%, primarily as a result of [●].  General and administrative expenses increased by from $[●] to $[●] or [●]%.  Principal drivers for the increase in general and administrative expenses were increases of $[●] attributable to increases in compensation expense, $[●] attributable to increases in professional services fees, $[●] in amortization expenses and $[●] in [●].

Operating Income

OPERATING INCOME
Years ended January 31,	2014			2013
(Dollars in thousands)

Total	$	[●]		$12,694
% to total revenues		[●]	%	6.9%

Division of Corporation Finance
August 8, 2013

For the year ended January 31, 2014, operating income was $[●] million or [●]% of revenue, an increase of [●] from the previous year total of $[●] million or [●]% of revenue. This increase is primarily due to increased revenues, partially offset by higher operating costs noted above. Operating income for [fiscal 2013/2014] was also impacted by [any impairments or other items] in the amount of $[●].

*     *     *     *     *

In connection with responding to the staff's comments, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Michael El-Hillow
Name: Michael El-Hillow
Title: Senior Vice President, Chief Financial Officer